Exhibit 99.1

Mindray Announces 2013 Fourth Quarter and Full Year Results

SHENZHEN, China, March. 3, 2014 — Mindray Medical International Limited (“Mindray”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Highlights for Fourth Quarter and Full Year 2013

•	Full year net revenues increased 14.5% year-over-year to $1.2 billion; excluding tax benefits, full year non-GAAP net income increased 11.8% to $236.6 million.

•	China net revenues rose 16.5% to $551.2 million for the full year.

•	Western European markets achieved more than 20% year-over-year net revenue growth; certain emerging markets also performed well delivering double-digit sales increase.

•	Reagent revenues continued to climb in the fourth quarter, contributing 41.4% to the IVD segment, up from 36.9% in the same period last year.

•	Cash conversion cycle[1] was 75 days in the fourth quarter, improved from 89 days a year ago and 91 days in the previous quarter, due to better control on receivable collection and inventory management.

•	Introduced a total of 11 new products in 2013, including the first-generation chemiluminescence immunoassay product, the CL-2000i, along with several reagents.

•	Announced two international acquisitions in 2013 to further strengthen the company’s R&D capability and distribution channels.

•	In the fourth quarter, Mindray’s Shenzhen subsidiary was awarded the nationwide key software enterprise status for the 2013 and 2014 calendar years.

•	Declared dividend of $0.50 per share.

•	Launched a $200 million share repurchase program in November of 2013 and has bought back approximately $90 million of Mindray’s American Depositary Shares so far. The company has also increased the size of this program to $300 million.

“2013 was another fruitful year of great accomplishments. We delivered double-digit sales and non-GAAP net income growth despite the challenging environments in some markets. Our strong growth in Western Europe and some emerging markets reflected the success of our investments in these regions over the last few years,” commented Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “In our IVD segment, we were happy with the reagent sales ramp-up. We also created new business opportunities by launching our first immunoassay product and acquiring Zonare to step up our high-end ultrasound capability. The continued dividend payout and the share repurchase program demonstrated our commitment to returning capital to our shareholders.”

[1]	Cash conversion cycle = accounts receivable turnover day + inventory turnover day – accounts payable turnover day

SUMMARY – Fourth Quarter and Year Ended December 31, 2013

	Three Months Ended			Year Ended
	December 31			December 31
(in $ millions, except per-share data)	2013	2012	% chg	2013	2012	% chg
Net Revenues	368.4	316.1	16.5%	1,214.0	1,060.1	14.5%
Net Revenues Generated in China	160.4	148.1	8.3%	551.2	473.0	16.5%
Net Revenues Generated in International Markets	208.0	168.0	23.8%	662.8	587.1	12.9%
Gross Profit	205.9	182.8	12.7%	686.6	600.7	14.3%
Non-GAAP Gross Profit	208.0	184.8	12.6%	694.7	606.2	14.6%
Operating Income	54.0	59.7	–9.6%	210.2	191.3	9.9%
Non-GAAP Operating Income	75.8	65.8	15.1%	252.7	223.3	13.2%
EBITDA	69.5	71.9	–3.3%	262.9	233.3	12.7%
Net Income	75.2	55.8	34.7%	224.8	180.2	24.7%
Non-GAAP Net Income	73.9	61.7	19.8%	264.1	211.7	24.7%
Non-GAAP Net Income[2] (ex tax benefit)	65.7	61.7	6.6%	236.6	211.7	11.8%
Diluted EPS	0.63	0.47	34.8%	1.87	1.50	24.5%
Non-GAAP Diluted EPS	0.62	0.51	19.9%	2.20	1.77	24.5%

[2]	The non-GAAP net income excludes the tax benefits of $19.4 million recognized in the first quarter of 2013 for the calendar years 2011 and 2012 and $7.4 million recognized in the fourth quarter of 2013 for the calendar year 2013 in relation to the nationwide key software enterprise status, and the non-GAAP tax benefits of $0.7 million recognized in the fourth quarter of 2013 in relation to dispute charges.

Fourth Quarter 2013 Results

Net Revenues

Mindray reported net revenues of $368.4 million for the fourth quarter of 2013, a 16.5% increase from $316.1 million in the fourth quarter of 2012.

•	Net revenues generated in China increased 8.3% to $160.4 million from $148.1 million in the fourth quarter of 2012.

•	Net revenues generated in the international markets increased 23.8% to $208.0 million from $168.0 million in the fourth quarter of 2012.

Performance by Segment

Patient Monitoring and Life Support Products: Net revenues in this segment increased 5.7% to $142.8 million from $135.0 million in the fourth quarter of 2012, contributing 38.8% to the total net revenues in this quarter.

In-Vitro Diagnostic Products: Net revenues in this segment increased 15.7% to $95.9 million from $82.9 million in the fourth quarter of 2012, contributing 26.0% to the total net revenues in this quarter. Reagents sales represented 41.4% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment increased 28.7% to $97.0 million from $75.4 million in the fourth quarter of 2012, contributing 26.3% to the total net revenues in this quarter.

Others: Other net revenues increased 43.3% to $32.7 million from $22.8 million in the fourth quarter of 2012, contributing 8.9% to the total net revenues in this quarter. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair-service revenues for the post-warranty period.

Gross Profit

Fourth quarter 2013 gross profit was $205.9 million, a 12.7% increase from $182.8 million in the fourth quarter of 2012. Non-GAAP gross profit was $208.0 million, a 12.6% increase from $184.8 million in the fourth quarter of 2012. The gross margin was 55.9% compared to 57.8% in the fourth quarter of 2012 and 55.7% in the third quarter of 2013. Non-GAAP gross margin was 56.5% compared to 58.5% in the fourth quarter of 2012 and 56.4% in the third quarter of 2013.

Operating Expenses

Selling expenses for the fourth quarter of 2013 were $61.4 million, or 16.7% of the total net revenues, compared to 17.0% in the fourth quarter of 2012 and 19.4% in the third quarter of 2013. Non-GAAP selling expenses were $59.3 million, or 16.1% of the total net revenues, compared to 16.2% in the fourth quarter of 2012 and 18.3% in the third quarter of 2013.

General and administrative expenses for the fourth quarter of 2013 were $49.6 million, or 13.5% of the total net revenues, compared to 11.5% in the fourth quarter of 2012 and 8.6% in the third quarter of 2013. Non-GAAP general and administrative expenses were $33.6 million, or 9.1% of the total net revenues, compared to 11.4% in the fourth quarter of 2012 and 8.4% in the third quarter of 2013.

Research and development expenses for the fourth quarter of 2013 were $41.0 million, or 11.1% of the total net revenues, compared to 10.4% in the fourth quarter of 2012 and 10.7% in the third quarter of 2013. Non-GAAP research and development expenses were $39.4 million, or 10.7% of the total net revenues, compared to 10.1% in the fourth quarter of 2012 and 10.3% in the third quarter of 2013.

Total share-based compensation expenses for the fourth quarter of 2013, which were allocated to cost of goods sold and related operating expenses, were $3.8 million, compared to $2.7 million in the fourth quarter of 2012 and $2.9 million in the third quarter of 2013.

Operating Income

Operating income in the fourth quarter was $54.0 million, a 9.6% decrease from $59.7 million in the fourth quarter of 2012. Non-GAAP operating income was $75.8 million, a 15.1% increase from $65.8 million in the fourth quarter of 2012. Operating margin was 14.6% compared to 18.9% in the fourth quarter of 2012 and 17.1% in the third quarter of 2013. Non-GAAP operating margin was 20.6% compared to 20.8% in the fourth quarter of 2012 and 19.4% in the third quarter of 2013.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Fourth quarter 2013 EBITDA decreased 3.3% to $69.5 million from $71.9 million in the fourth quarter of 2012.

Net Income

Fourth quarter 2013 net income increased 34.7% to $75.2 million from $55.8 million in the fourth quarter of 2012. Non-GAAP net income increased 19.8% to $73.9 million from $61.7 million in the fourth quarter of 2012. Net margin was 20.4%, compared to 17.7% in the fourth quarter of 2012 and 10.1% in the third quarter of 2013. Non-GAAP net margin was 20.0%, compared to 19.5% in the fourth quarter of 2012 and 19.4% in the third quarter of 2013. Fourth quarter 2013 income tax benefit was $11.5 million, compared to an income tax expense of $9.9 million in the fourth quarter of 2012.

Fourth quarter 2013 basic and diluted earnings per share were $0.64 and $0.63 respectively, compared to $0.48 and $0.47 respectively in the fourth quarter of 2012. Fourth quarter 2013 basic and diluted non-GAAP earnings per share were both $0.62, compared to $0.53 and $0.51 respectively in the fourth quarter of 2012. Shares used in the computation of diluted earnings per share for the fourth quarter of 2013 were approximately 120.0 million.

Other Selected Data

Accounts receivable turnover days were 50 days in the fourth quarter of 2013, improved from 53 days in the fourth quarter of 2012 and 56 days in the third quarter of 2013. Inventory turnover days were 79 days in the fourth quarter of 2013, improved from 83 days in the fourth quarter of 2012 and 94 days in the third quarter of 2013. Accounts payable turnover days were 54 days in the fourth quarter of 2013, compared to 47 days in the fourth quarter of 2012 and 59 days in the third quarter of 2013. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.

As of December 31, 2013, the company had a total of $1.2 billion in cash and cash equivalents, and short-term investments as compared to $862.9 million as of December 31, 2012 and $1.0 billion as of September 30, 2013. Net cash generated from operating activities and net cash outflow for capital expenditures for the fourth quarter of 2013 were $122.2 million and $41.9 million respectively.

As of December 31, 2013 the company had more than 7,800 employees, including those from the acquired businesses.

Full Year 2013 Results

Mindray reported net revenues of $1.2 billion for the full year 2013, a 14.5% increase from $1.1 billion for the full year 2012.

•	Net revenues generated in China for the full year 2013 increased 16.5% to $551.2 million from $473.0 million in 2012.

•	Net revenues generated in the international markets for the full year 2013 increased 12.9% to $662.8 million from $587.1 million in 2012.

Full year 2013 EBITDA increased 12.7% to $262.9 million from $233.3 million in 2012.

Full year 2013 net income increased 24.7% to $224.8 million from $180.2 million in 2012. Non-GAAP net income increased 24.7% to $264.1 million from $211.7 million in 2012. Net margin was 18.5% compared to 17.0% in 2012. Non-GAAP net margin was 21.8% compared to 20.0% in 2012. Excluding tax benefits, non-GAAP net income increased 11.8% year-over-year to $236.6 million in 2013 and non-GAAP net margin was 19.5% in 2013. Full year 2013 income tax expense was $14.3 million, representing an effective tax rate of 5.8%, compared to 17.0% in 2012.

Diluted earnings per share increased 24.5% to $1.87 from $1.50 in 2012. Non-GAAP diluted earnings per share increased 24.5% to $2.20 from $1.77 in 2012.

Dividend Declaration

Mindray’s board of directors has declared a cash dividend on its ordinary shares of $0.50 per share, based on the company’s net income for the full year 2013. The cash dividend will be payable on or around April 8, 2014 to shareholders of record as of March 8, 2014. The company has approximately 119 million outstanding ordinary shares as of January 31, 2014.

Business Outlook for Full Year 2014

The company anticipates its full year 2014 net revenues to grow at least 15% over its full year 2013 net revenues. The company also expects its full year 2014 non-GAAP net income to remain at a similar level to its full year 2013 non-GAAP net income. This guidance excludes the tax benefits related to the nationwide key software enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for 2014 to be around $160 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“Looking ahead, we forecast our top-line to grow at least 15% year-over-year. We anticipate Western Europe and some emerging countries to be the bright spots, and the market dynamics in China to gradually improve,” commented Mr. Cheng Minghe, Mindray’s Co-Chief Executive Officer and Chief Strategic Officer. “To support our future growth as a more global and diverse company, we plan to accelerate our investments on our sales, marketing and distribution capabilities as well as product innovation this year. We firmly believe that these investments are crucial to our corporate strategy and further strengthening our long-term competitive position. Furthermore, the increasing size of our share buyback program continues to highlight our confidence in Mindray’s growth prospects.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on March 4, 2014 U.S. Eastern Time (9:00 PM on March 4, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States: 866-519-4004

United Kingdom: 080-8234-6646

Hong Kong: 800-930-346

China: 800-819-0121

Local dial-in numbers:

United States: +1-845-675-0437

United Kingdom: +44-20-3059-8139

Hong Kong: +852-2475-0994

China: 400-620-8038

Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until March 18, 2014.

U.S. Toll Free:	+1-855-452-5696
International:	+1-646-254-3697
Passcode:	58931668

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/

Preliminary Results; Use of Non-GAAP Financial Measures

Mindray’s full year 2013 results reported in this release are unaudited and remain subject to the finalization of the company’s year-end closing, reporting and audit processes.

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, dispute charges and withholding tax for intra-group fund transfer, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the fourth quarter and full year 2013 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets and dispute charges.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and dispute charges.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, dispute charges and provision/reversal of withholding tax for intra-group transfer, all net of related tax impact.

•	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, income tax provision/benefits, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and years ended December 31, 2012 and 2013, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2014, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, anticipated revenue growth driven by Western Europe and some emerging countries, improving market dynamics in China, planned increased investments in our sales, marketing and distribution capabilities and our product innovation in 2014 and the anticipated benefits of those investments and efforts and other statements under “Business Outlook for Full Year 2014” are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed on April 8, 2013. Our results of operations for the fourth quarter of 2013 and the full year ended December 31, 2013 are not necessarily indicative of our operating results for any future periods. The company has not completed its audit of 2013 financial statements and the selected unaudited financial results for the fourth quarter and full year ended December 31, 2013 announced today are subject to adjustments. The anticipated results for the fourth quarter and full year ended December 31, 2013 remain subject to the finalization of the company’s year-end closing, reporting and audit processes, particularly as related to accrued expenses, income taxes, share-based compensation expenses, and expenses and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2012	As of December 31, 2013
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	247,859	385,224
Restricted cash (Note 2)	7,246	759
Restricted investment (Note 2)	14,282	—
Short-term investments	615,003	847,041
Accounts receivable, net	185,701	220,228
Inventories	110,099	138,808
Value added tax receivables	7,427	10,225
Other receivables	15,704	21,512
Prepayments and deposits	11,081	14,310
Deferred tax assets, net	6,443	9,585

Total current assets	1,220,845	1,647,692
Restricted cash, non-current (Note 2)	—	17,453
Other assets	10,811	10,755
Accounts receivables, net, non-current	2,172	1,389
Advances for purchase of plant and equipment	3,009	18,919
Property, plant and equipment, net	268,010	324,710
Land use rights, net	56,921	59,463
Intangible assets, net	132,334	181,077
Goodwill	163,016	242,476

Total assets	1,857,118	2,503,934

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	85,100	260,000
Notes payable	8,697	10,945
Accounts payable	53,244	93,673
Advances from customers	17,550	28,240
Salaries payable	69,919	91,220
Other payables	108,528	118,951
Purchase consideration payable	20,354	20,457
Income taxes payable	30,305	20,721
Other taxes payable	8,894	12,832

Total current liabilities	402,591	657,039

Long-term bank loan	50,039	215,703
Other long-term liabilities	4,004	7,222
Deferred tax liabilities, net	23,369	45,812

Total liabilities	480,003	925,776
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	514,280	521,617
Retained earnings	699,992	865,676
Accumulated other comprehensive income	116,556	150,432
Treasury stock at cost	—	(18,792)

Total shareholders’ equity	1,330,843	1,518,948
Non-controlling interests	46,272	59,210

Total equity	1,377,115	1,578,158

Total liabilities and equity	1,857,118	2,503,934

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2012 annual reports on Form 20-F.
(2)	Restricted cash and restricted investment are mainly those purchase consideration in connection with our acquisition being held on escrow accounts.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2012	2013	2012	2013
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 1)	(unaudited)
Net revenues
- China	148,136	160,401	472,991	551,155
- International	167,980	208,014	587,063	662,832

Net revenues	316,116	368,415	1,060,054	1,213,987
Cost of revenues	(133,355)	(162,516)	(459,389)	(527,402)

Gross profit	182,761	205,899	600,665	686,585

Selling expenses	(53,688)	(61,374)	(188,804)	(220,589)
General and administrative expenses	(36,467)	(49,565)	(116,228)	(128,308)
Research and development expenses	(32,926)	(40,990)	(104,302)	(127,464)

Income from operations	59,680	53,970	191,331	210,224

Other income, net	177	3,049	1,619	3,881
Interest income	7,949	10,786	30,794	37,047
Interest expense	(1,028)	(2,160)	(4,093)	(6,345)

Income before income taxes and non-controlling interests	66,778	65,645	219,651	244,807
Income tax (provision) benefits	(9,895)	11,484	(37,369)	(14,260)

Net income	56,883	77,129	182,282	230,547
Less: Net income attributable to non-controlling interests	(1,034)	(1,913)	(2,073)	(5,793)

Net income attributable to the Company	55,849	75,216	180,209	224,754

Basic earnings per share	0.48	0.64	1.54	1.91

Diluted earnings per share	0.47	0.63	1.50	1.87

Shares used in the computation of:
Basic earnings per share	117,358,594	118,300,560	116,749,213	117,705,414

Diluted earnings per share	120,099,229	120,006,267	119,815,004	120,051,635

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2012 annual reports on Form 20-F.

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2012	2013	2012	2013
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 1)	(unaudited)
Cash flow from operating activities:
Net income	56,883	77,129	182,282	230,547
Adjustments to reconcile net income to net cash provided by operating activities	20,057	21,189	69,724	72,293
Changes in assets and liabilities, net of effects of acquisitions	67,953	23,878	73,660	5,078

Net cash provided by operating activities	144,893	122,196	325,666	307,918

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(3,064)	(4,358)	(34,552)	(109,376)
Capital expenditure	(18,361)	(41,901)	(65,605)	(109,080)
(Increase) decrease in restricted cash and restricted investment	(21,528)	356	(21,528)	3,316
Proceeds from sale of short-term investments	—	61,088	144,395	652,896
Increase in short-term investments and changes in other investing activities	(19,727)	(68,152)	(255,255)	(862,297)

Net cash used in investing activities	(62,680)	(52,967)	(232,545)	(424,541)

Cash flow from financing activities:
Repayment of bank loans	(2,475)	—	(2,475)	(35,000)
Proceeds from bank loans, net of costs	—	156,715	52,000	371,715
Dividend paid	—	—	(46,401)	(59,070)
Proceeds from exercise of options	1,964	491	24,593	16,091
Repurchases of common shares	—	(42,369)	—	(42,369)
Cash contribution from non-controlling interest	—	—	506	—

Net cash (used in) provided by financing activities	(511)	114,837	28,223	251,367

Net increase in cash and cash equivalents	81,702	184,066	121,344	134,744
Cash and cash equivalents, beginning of period	164,499	200,018	124,311	247,859
Effect of exchange rate changes on cash	1,658	1,140	2,204	2,621

Cash and cash equivalents, end of period	247,859	385,224	247,859	385,224

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2012 annual reports on Form 20-F.

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE

NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$

Non-GAAP net income attributable to the Company	61,658	73,853	211,687	264,073
Non-GAAP net margin	19.5%	20.0%	20.0%	21.8%
Amortization of acquired intangible assets	(3,404)	(3,272)	(8,298)	(13,024)
Reversal (provision) of withholding tax for intra-group fund transfer	—	20,804	—	—
Deferred tax impact related to acquired intangible assets	327	895	504	1,663
Dispute charges, net of related tax impact	—	(13,275)	(9,700)	(13,275)
Share-based compensation	(2,732)	(3,789)	(13,984)	(14,683)

GAAP net income attributable to the Company	55,849	75,216	180,209	224,754
GAAP net margin	17.7%	20.4%	17.0%	18.5%

Non-GAAP basic earnings per share	0.53	0.62	1.81	2.24
Non-GAAP diluted earnings per share	0.51	0.62	1.77	2.20

GAAP basic earnings per share	0.48	0.64	1.54	1.91
GAAP diluted earnings per share	0.47	0.63	1.50	1.87

Shares used in computation of:
Basic earnings per share	117,358,594	118,300,560	116,749,213	117,705,414

Diluted earnings per share	120,099,229	120,006,267	119,815,004	120,051,635

Non-GAAP operating income	65,816	75,781	223,313	252,681
Non-GAAP operating margin	20.8%	20.6%	21.1%	20.8%
Amortization of acquired intangible assets	(3,404)	(3,272)	(8,298)	(13,024)
Dispute charges	—	(14,750)	(9,700)	(14,750)
Share-based compensation	(2,732)	(3,789)	(13,984)	(14,683)

GAAP operating income	59,680	53,970	191,331	210,224
GAAP operating margin	18.9%	14.6%	18.0%	17.3%

Non-GAAP gross profit	184,799	208,048	606,214	694,689
Non-GAAP gross margin	58.5%	56.5%	57.2%	57.2%
Amortization of acquired intangible assets	(1,849)	(1,937)	(4,738)	(7,352)
Share-based compensation	(189)	(212)	(811)	(752)

GAAP gross profit	182,761	205,899	600,665	686,585
GAAP gross margin	57.8%	55.9%	56.7%	56.6%

Non-GAAP selling expenses	(51,165)	(59,293)	(180,788)	(210,572)
Non-GAAP as % of total revenues	16.2%	16.1%	17.1%	17.3%
Amortization of acquired intangible assets	(1,555)	(1,335)	(3,560)	(5,672)
Share-based compensation	(968)	(746)	(4,456)	(4,345)

GAAP selling expenses	(53,688)	(61,374)	(188,804)	(220,589)
GAAP as % of total revenues	17.0%	16.7%	17.8%	18.2%

Non-GAAP general and administrative expenses	(35,966)	(33,551)	(102,119)	(108,739)
Non-GAAP as % of total revenues	11.4%	9.1%	9.6%	9.0%
Dispute charges	—	(14,750)	(9,700)	(14,750)
Share-based compensation	(501)	(1,264)	(4,409)	(4,819)

GAAP general and administrative expenses	(36,467)	(49,565)	(116,228)	(128,308)
GAAP as % of total revenues	11.5%	13.5%	11.0%	10.6%

Non-GAAP research and development expenses	(31,852)	(39,423)	(99,995)	(122,697)
Non-GAAP as % of total revenues	10.1%	10.7%	9.4%	10.1%
Share-based compensation	(1,074)	(1,567)	(4,307)	(4,767)

GAAP research and development expenses	(32,926)	(40,990)	(104,302)	(127,464)
GAAP as % of total revenues	10.4%	11.1%	9.8%	10.5%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES,

DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2012	2013	2012	2013
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income attributable to the Company	55,849	75,216	180,209	224,754
Interest income	(7,949)	(10,786)	(30,794)	(37,047)
Interest expense	1,028	2,160	4,093	6,345
Income tax provision (benefits)	9,895	(11,484)	37,369	14,260

Earnings before interest and taxes (“EBIT”)	58,823	55,106	190,877	208,312
Depreciation	7,445	8,985	28,043	33,499
Amortization	5,606	5,430	14,361	21,079

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	71,874	69,521	233,281	262,890